SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer's ID (CNPJ) no. 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration no.1431-1

MINUTES OF THE ONE HUNDRED AND NINETY SEVENTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: 12.05.2019 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS PASSED:

I.	The Board of Directors received updated information about the Company's financial standing and budget execution.
II.

The Board of Directors unanimously approved the reelection of the members of Executive Board of Companhia Paranaense de Energia - Copel, according to the guidelines of the controlling shareholder, for the term of office beginning on January 1, 2020 and ending on December 31, 2021, as follows: a) Mr. Daniel Pimentel Slaviero, as Chief Executive Officer;
b) Ms. Ana Letícia Feller, as Chief Business Management Officer; c) Mr. Adriano Rudek de Moura, as Chief Financial and Investor Relations Officer; d) Mr. Eduardo Vieira de Souza Barbosa, as Chief Legal and Institutional Relations Officer; e) Mr. Cassio Santana da Silva, as Chief Business Development Officer; f) Mr. Vicente Loiácono Neto, as Chief Governance, Risk and Compliance Officer; and g) Mr. David Campos, as Chief Assistant Officer.

III.

The Board of Directors unanimously approved, after hearing the Statutory Audit Committee, the review of workflows relating to the investigation of complaints, and the restructuring of the Board of Ethical Guidance. Additionally, a motion for the revision of the rules and policies related to consequences for non-compliance was passed, to be approved by the Board of Directors.

IV.	The Board of Directors unanimously approved, after hearing the Statutory Audit Committee, the annual review of the related parties transactions and conflict of interest policy.
V.

The Board of Directors unanimously approved, after hearing the Statutory Audit Committee, the business model for the potential sale of Copel Telecomunicações S.A., as well as the draft agreements to be entered into between Copel Telecomunicações S.A. and Companhia Paranaense de Energia, Copel GeT, Copel DIS and Copel Energia, when applicable. These documents shall be sent to the National Agency for Electrical Energy (Aneel) for previous approval, observing the commutative conditions necessary for the execution of business involving related parties.

VI.

The Board of Directors approved, by a majority vote, having abstained from voting Directors Carlos Bierdermann and Daniel Pimentel Slaviero, the creation of a consortium between Companhia Paranaense de Energia - Copel and Renault do Brasil for the advancement of the Electric Mobility project. The Board has recommended that an in-depth analysis of the regulatory risks the project entails be carried out, and that the matter be brought before the Board on a biannual basis for follow-up.

VII.

The Board of Directors unanimously approved, after hearing the Statutory Audit Committee, the energy purchase and sale agreement between Copel Comercialização S.A. and SPC Vista Geração de Energia S.A., observing the commutative conditions necessary for the execution of business involving related parties.

VIII.

The Board of Directors unanimously approved the payment of interest on shareholders' equity, which may be applied to the payout of dividends for fiscal year 2019, pursuant to Federal Law no. 9,249/1995. The date of record to determine shareholders entitled to payment was set as December 23, 2019. Payment shall be made as follows: a) interest on shareholders' equity, totaling R$643,000,000.00 (six hundred and forty-three million reais), divided into i. R$ 2.24234788 per common share - ON; ii. R$ 3.94656966 per class "A" preferred share - PNA; and iii. R$ 2.46691920 per class "B" preferred share - PNB; and b) the Company's shares shall be traded "ex-interest" as of December 26, 2019. The ratification of this remuneration proposal and the setting of the date of payment shall take place at the Annual Shareholders' Meeting, to be held until April 2020, in which the management report, the balance sheet and other financial statements, as well as the payout of dividends for fiscal year 2019 shall be analyzed.

IX.	The Board of Directors received updated information about the scenario and prospects of the Araucária Thermal Power Plant - UEGA, discussed the matter and made recommendations.
X.

The Board of Directors unanimously approved, after hearing the Statutory Audit Committee, the extension of the corporate guarantee provided for in the Gas Supply Agreement entered into by UEG Araucária Ltda. - UEGA and Petróleo Brasileiro S.A. - Petrobras, on condition subsequent that the agreement shall be terminated if UEGA does not win the A-2/2019 auction.

XI.	The Board of Directors received information about the annual work plan of Deloitte Touche Tohmatsu for the auditing of the 2019 financial statements and discussed the matter.
XII.	The Board of Directors received information on the outcome of the energy generation auction A-6/2019, Jandaíra Wind Complex.
XIII.	The Board of Directors received updated information about the upholding of the Brazilian Labor Law at Copel and discussed the matter.
XIV.	The Board of Directors received a report from the Statutory Audit Committee on various matters, discussed the topics and made recommendations.
XV.	The Board of Directors received a report from the CEO on various corporate matters.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO -  Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 197th Ordinary Board of Directors’ Meeting drawn up in the Company’s Book no. 11.

DENISE TEIXEIRA GOMES

Secretary

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer's ID (CNPJ) No. 76.483.817/0001-20

Publicly-held Company

CVM Registry No.1431-1

SEC Registry (CUSIP) No. 20441B407 - Preferred "B"

SEC Registry (CUSIP) No. 20441B308 - Common

LATIBEX Registry No. 29922 - Preferred "B"

NOTICE TO THE SHAREHOLDERS

The Board of Directors of Copel decided, in the 197th Ordinary Meeting, held on December 5, 2019, to pay interest on shareholders' equity, which may be applied to the payout of dividends for fiscal year 2019, pursuant to Federal Law no. 9,249/1995. The date of record to determine shareholders entitled to payment was set as December 23, 2019. The ratification of this remuneration proposal and the setting of the date of payment shall take place at the Annual Shareholders' Meeting, to be held until April 2020, in which the management report, the balance sheet and other financial statements, as well as the payout of dividends for fiscal year 2019 shall be analyzed.

1.       INTEREST ON SHAREHOLDERS' EQUITY

1.1.     Gross amount: R$ 643,000,000.00

1.2.     Earnings per share:

1.2.1. R$ 2.24234788 per common share - ON

1.2.2. R$ 3.94656966 per class "A" preferred share - PNA

1.2.3. R$ 2.46691920 per class "B" preferred share - PNB

1.3.     Date of record: December 23, 2019

1.4.     Ex-dividend date: December 26, 2019

1.5.     Taxation: 15.00%, according to Federal Law no. 9,249/1995

1.6.     Corporations that are exempt from income tax according to the Brazilian law must provide proof of tax exemption status to Copel by sending the applicable document — a certificate issued by the Brazilian Federal Tax Authority (Receita Federal), a court order, or a declaration informing the law that grants such exemption — to the address in item 4.1 of this notice.

2.       FORM OF PAYMENT

2.1.     Bank account deposit (according to shareholder's registration data).

3.       REGISTRATION

3.1.     Shareholders must keep their banking data updated with the securities brokerage firm where they have custody of their shares. Investors with securities under Copel's direct custody must update their data by e-mail: acionistas@copel.com.

4.       SHAREHOLDER SERVICES

4.1.     Shareholders and Custody Department

Rua Coronel Dulcídio, 800 - 3º andar  -  CEP 80420-170  -  Curitiba – PR

Phone: 0800-41-2772      e-mail: acionistas@copel.com

4.2.     Depositary Bank abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor

New York - NY - 10286

Phone: (212) 815-7118

e-mail: cassandra.miranda@bnymellon.com

Curitiba, December 5, 2019

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 5, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.